

April 23, 2012

Via E-mail
Gabriel Mendez
President
Comp Services, Inc.
414 S. Almansor St.
Alhambra, CA 91801

> **Re:** **Comp Services, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 10, 2012**
> **File No. 333-178631**

Dear Mr. Mendez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated March 23, 2012. As previously requested, please remove the references to the ability of selling shareholders to offer shares at prevailing market prices because, as underwriters, the selling shareholders must offer the shares at a fixed price for the duration of the offering. In this regard, we note your statements on the cover page of the registration statement, prospectus cover page and pages 1 and 9 that selling shareholders are offering their shares at a fixed price of $0.05 "until our common stock is quoted on the OTCBB."

Financial Statements, page F-1

Interim Financial Statements for the Three Months Ended January 31, 2012

2. Please be advised that your interim financial statements must include all adjustments that, in your opinion, are necessary in order to make the financial statements not misleading. If all such adjustments have been reflected in your interim financial statements, please include an affirmative statement to this effect. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP